

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2020

Benjamin S. Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Income eREIT II, LLC
11 DuPont Circle, NW, 9th Floor
Washington, DC 20036

Re: Fundrise Income eREIT II, LLC
Post-Qualification Amendment on Form 1-A
Filed July 9, 2020
File No. 024-10844

Dear Mr. Miller:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger